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                                                                   EXHIBIT 99.12


                          PAYER'S NAME: CITIBANK, N.A.

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
NAME
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ADDRESS
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                          PART 1 - PLEASE PROVIDE YOUR TIN     TIN
SUBSTITUTE                IN THE BOX AT RIGHT AND CERTIFY BY      -------------------------------
                          SIGNING AND DATING BELOW.                 (Social Security Number or
                                                                  Employer Identification Number)
FORM W-9

                          PART 2 -- FOR PAYEES EXEMPT FROM BACKUP WITHHOLDING PLEASE WRITE
                          "EXEMPT" HERE
                                       ----------------------------------------------------------


     DEPARTMENT OF        PART 3 -- CERTIFICATION -- UNDER PENALTIES OF PERJURY, I CERTIFY THAT
     THE TREASURY         (1) The number shown on this form is my correct taxpayer identification
       INTERNAL           number (or I am waiting for a number to be issued to me), and (2) I am
    REVENUE SERVICE       not subject to backup withholding because: (a) I am exempt from backup withholding, (b) I have not been notified by the Internal Revenue
                          Service (the "IRS") that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding.
  PAYER'S REQUEST FOR
TAXPAYER IDENTIFICATION   THE INTERNAL REVENUE SERVICE DOES NOT REQUIRE YOUR CONSENT TO ANY
    NUMBER ("TIN")        PROVISION OF THIS DOCUMENT OTHER THAN THE CERTIFICATIONS REQUIRED TO
                          AVOID BACKUP WITHHOLDING.

                          SIGNATURE:                                  DATE:           , 2002
                                    -------------------------------        -----------
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      You must cross out item (2) of Part 3 above if you have been notified by the IRS that you are currently subject to backup withholding because of underreporting interest or dividends on your tax return.


                  YOU MUST COMPLETE THE FOLLOWING CERTIFICATE
        IF YOU WROTE "APPLIED FOR" IN PART 1 OF THE SUBSTITUTE FORM W-9.

            CERTIFICATION OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I CERTIFY UNDER PENALTIES OF PERJURY THAT A TAXPAYER IDENTIFICATION NUMBER HAS NOT BEEN ISSUED TO ME, AND EITHER (1) I HAVE MAILED OR DELIVERED AN APPLICATION TO RECEIVE A TAXPAYER IDENTIFICATION NUMBER TO THE APPROPRIATE INTERNAL REVENUE SERVICE CENTER OR SOCIAL SECURITY ADMINISTRATION OFFICE, OR (2) I INTEND TO MAIL OR DELIVER AN APPLICATION IN THE NEAR FUTURE. I UNDERSTAND THAT IF I DO NOT PROVIDE A TAXPAYER IDENTIFICATION NUMBER WITHIN SIXTY DAYS, THE PAYOR IS REQUIRED TO WITHHOLD ON ALL CASH PAYMENTS MADE TO ME THEREAFTER UNTIL I PROVIDE A NUMBER.

Signature:                                             Date:
          ----------------------------------------          --------------------

NOTE: FAILURE TO COMPLETE AND RETURN THIS FORM W-9 MAY RESULT IN BACKUP WITHHOLDING ON ANY CASH PAYMENTS.